Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation our report dated July 17, 2023 in Amendment No. 2 to the Registration Statement on Form F-1 of Leizig Thermal Management Co., Ltd. relating to the audit of the consolidated balance sheets of Leizig Thermal Management Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as financial statements) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
December 22, 2023	PCAOB ID No.1171